Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, November 1st, 2022 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market in general that it concluded today the contraction of a new credit line (Export Credit Supported Facility) for financing equipment and services in connection with Project Cerrado.

The Export Credit Supported Facility will be financed by Finnish Export Credit - FEC and guaranteed by Finnvera, the Finnish export credit agency, in a total amount of up to US$ 800 million (eight hundred million dollars), or the equivalent in Euros.

The financial cost of the new line of credit is 4,63% p.a., with a total amortization term of ten (10) years, starting in 2025. The availability of the resources of the new credit line can be requested based on the payments of the financed items of the referred project, having an availability period of up to two (2) years, with possible extension, as of the signing of the Export Credit Supported Facility.

Lastly, Suzano reiterates its commitment with financial discipline and transparency with its investors.

São Paulo, November 1st, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer